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                                  UNITED STATES
                       SECURITEIS AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

         Date of Report (Date of earliest event reported): July 5, 2002

                         SILVERLINE TECHNOLOGIES LIMITED
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                                Republic of India
                 (Jurisdiction of incorporation or organization)

                                Unit 121, SDF IV
                              SEEPZ, Andheri (East)
                             Mumbai (Bombay) 400096
                                      India
                                (91) 22-829-1950
                    (Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F X Form 40F______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No X

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: July 5, 2002          SILVERLINE TECHNOLOGIES LIMITED



                            By:/s/ Ravi Subramanian
                            ---------------------------------------------
                            Name:  Ravi Subramanian
                            Title: Chairman


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                                  EXHIBIT INDEX

Exhibit     Description of Exhibit
-------     ----------------------

1. Unaudited Consolidated Financial Results for Silverline Technologies Limited and its Subsidiaries for the quarter ended December 31, 2001 in U.S. Dollars.

2. Unaudited Financial Results (Provisional) for Silverline Technologies Limited for the quarter ended December 31, 2001 in Indian Rupees.